CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

October 12, 2006

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:     Gold Rock Resources Inc.
Form SB-2 Registration Statement
File No. 333-135891

Dear Mr. Owings:

In response to your letter of comments dated August 15, 2005, please be advised as follows:

Prospectus Cover Page

1. The registration statement has been revised as requested.

2. The information has been moved to Plan of Distribution.

Summary of Our Offering

3. "Claim" and "Cell" have been defined.

Risk Factors

4. We believe that the explanation is not inconsistent. Our exploration program will not generate revenues. It will hopefully locate an ore body. In order to achieve profitability we will have to generate revenues. Revenues will only occur if we find the ore body and extract and sell the minerals. We believe, based upon discussions with the SEC's Division of Natural Resources, that it is inappropriate in any manner to discuss development and production of minerals where no ore body exists. We would encourage you to contact Roger Schwall with respect to the foregoing.

Securities and Exchange Commission
RE:     Gold Rock Resources Inc.
Form SB-2 Registration Statement
File No. 333-135891
October 12, 2006

5. The language has been revised. The word "can" has been replaced with "cannot.".

6. The language has been revised consistently throughout the SB-2 to reflect an offering period of 270 days. There are no extension periods.

Business

7. The language has been revised.

8. A glossary of terms has been provided.

9. The disclosure with respect to the regulations has been revised.

Management's Discussion and Analysis or Plan of Operation

10. The section has been revised to discuss the plan of operation during the next twelve months.

11. The language referred to has been deleted and was previously included in error.

Management

12. The experience of Jean Jin from August 2001 to August 2003 has been disclosed.

Principal Stockholders

13. The disclosure has been revised to reflect that reference is to the common stock. Further the table has been expanded to indicate the percentage of the class owned prior to the offering.

Financial Statements

14. The information has been corrected to reflect that the fiscal year end is April 30. Disclosure has been provided under Experts that Moen & Company has resigned as the Company's auditors. An Exhibit 16.1 has been executed by Moen & Company and filed with the amendment. Further, disclosure has been provided that Michael T. Studer, C.P.A., P.C., is the new auditor. Finally, the July 31, 2006 unaudited stub has been provided.

Securities and Exchange Commission
RE: Gold Rock Resources Inc.
Form SB-2 Registration Statement
File No. 333-135891
October 12, 2006

Undertakings

15. The undertakings have been revised as requested.

Exhibit 23.1

16. A new consent for Moen & Company has been provided.

Signatures

17. We do not understand the comment. Currently, EDGAR requires conformed signatures to be typed in all capital letters and underlined. The registration statement reflects such.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Gold Rock Resources Inc.